

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
Mr. Andrew Bruce
Chief Financial Officer
Behringer Harvard Opportunity REIT II, Inc.
15601 Dallas Parkway, Suite 600
Addison, TX 75001

> **Re:** **Behringer Harvard Opportunity REIT II, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 28, 2013**
> **File No. 000-53650**

Dear Mr. Bruce:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

We and other public Behringer Harvard sponsored programs have experienced losses in the past…, page 9

1. In future Exchange Act reports, please revise here or where applicable to provide the percentage coverage based on total distributions paid, including the distribution reinvestment plan amounts.

Results of Operations, page 73

2. Please tell us why you do not include a discussion of the relative impact on period to period changes of same store and non-same store performance. If you elect to include such disclosure going forward, please discuss occupancy and rent rate changes for your same store pool and define your use of the term same store.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Duc Dang, Special Counsel at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief